Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following descriptions are provided for general information, do not purport to be complete, and are qualified in their entirety by reference to the full text of the Agreement and Plan of Merger (the “Merger Agreement”), by and among Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), Qorvo, Inc., a Delaware corporation (“Qorvo”), Comet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Skyworks (“Merger Sub I”), and Comet Acquisition II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Skyworks (“Merger Sub II”).

The Mergers. On October 27, 2025, Skyworks, Qorvo, Merger Sub I and Merger Sub II entered into the Merger Agreement. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, (i) Merger Sub I will merge with and into Qorvo (the “First Merger”), with Qorvo surviving the First Merger as a wholly owned subsidiary of Skyworks (the “Surviving Corporation”), and (ii) immediately following the First Merger, and as the second step in a single integrated transaction with the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving entity in the Second Merger and a wholly owned subsidiary of Skyworks.

Pro Forma Financial Statements. The following Unaudited Pro Forma Condensed Combined Statements of Operations (the “Pro Forma Statements of Operations”) for the six months ended April 3, 2026 and twelve months ended October 3, 2025, combine the historical consolidated statements of operations of Skyworks and Qorvo, after giving effect to the Mergers and other adjustments (as described in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements) as if they occurred on September 28, 2024. The Unaudited Pro Forma Condensed Combined Balance Sheet (the “Pro Forma Balance Sheet” and together with the Pro Forma Statements of Operations, the “Pro Forma Financial Statements”) as of April 3, 2026, combines the historical condensed consolidated balance sheets of Skyworks and Qorvo, after giving effect to the Mergers and other adjustments as if they had occurred on April 3, 2026.

The Pro Forma Financial Statements were prepared for illustrative and informational purposes only, in accordance with Regulation S-X Article 11, to demonstrate the estimated effects of the Mergers and certain other related transactions and adjustments (collectively referred to as transaction accounting adjustments), such as (a) the alignment of Qorvo’s statements of operations and balance sheet amounts to Skyworks’ presentation, (b) adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed, (c) transaction and financing costs expected to be incurred by Skyworks, and (d) the associated income tax impacts of recognizing these adjustments. The Pro Forma Financial Statements were prepared using the acquisition method of accounting in accordance with United States generally accepted accounting principles, applied on a consistent basis (“GAAP”), with the expectation that Skyworks will be identified as the acquirer. The transaction accounting adjustments were prepared on the basis that such preliminary estimated adjustments will be incurred to achieve the Mergers, are pending finalization of various estimates, inputs and analyses, and do not include adjustments to reflect any potential costs that may be incurred in connection with actions required by regulatory or governmental authorities for regulatory approvals and clearances of the Mergers, including divestitures or concessions; anticipated benefits, including synergies, cost savings, innovation and operational efficiencies; or potential post-Mergers costs, such as restructuring and integration charges.

The Pro Forma Financial Statements are based on various adjustments and assumptions and are not necessarily indicative of what the combined statements of operations or balance sheets would have actually been had the transaction accounting adjustments been consummated as of the dates indicated. Further, the Pro Forma Financial Statements do not purport to project the future financial position or results of operations of the Skyworks and its subsidiaries (including Qorvo and its subsidiaries, taken as a whole, after giving effect to the Mergers (the “Combined Company”)), which may differ materially and adversely from the Pro Forma Financial Statements.

The Pro Forma Financial Statements reflect transaction accounting adjustments that Skyworks believes are necessary to present fairly the Pro Forma Statements of Operations and Pro Forma Balance Sheet following the consummation of the Mergers as of and for the periods indicated. The transaction accounting adjustments are based on currently available information and assumptions that Skyworks believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Mergers, and reflective of adjustments necessary to report the combined financial condition and results of operations as if Skyworks and Qorvo consummated the Mergers. The final acquisition accounting will be based upon the actual consideration and the fair value of the assets to be acquired and the liabilities to be assumed of the party that is determined to be the acquiree under GAAP as of the date of the consummation of the Mergers (the “Closing Date”). In addition, subsequent to the Closing Date, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the Pro Forma Financial Statements reflected herein.

The Pro Forma Financial Statements should be read in conjunction with the accompanying notes. In addition, the Pro Forma Financial Statements were based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes:

•	The Consolidated Financial Statements of Skyworks, as included in Skyworks’ Annual Report on Form 10-K for the fiscal year ended October 3, 2025;

•	The Unaudited Interim Consolidated Financial Statements of Skyworks, as included in Skyworks’ Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2026;

•	The Consolidated Financial Statements of Qorvo for the fiscal years ended March 28, 2026 and March 29, 2025, as included in Qorvo’s Annual Report on Form 10-K for the fiscal year ended March 28, 2026 and March 29, 2025; and

•	The Unaudited Interim Condensed Consolidated Financial Statements of Qorvo for the quarterly periods ended September 27, 2025 and September 28, 2024, as included in Qorvo’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2025 and September 28, 2024.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(In millions, except per share amounts)

	Historical
	Skyworks Solutions, Inc.	Qorvo, Inc.	Reclassification		Merger			Financing		Pro Forma Combined 6[i]
	Six Months Ended April 3, 2026	Six Months Ended March 28, 2026	transaction accounting adjustments		transaction accounting adjustments			transaction accounting adjustments		April 3, 2026
Net revenue	$1,979	$1,801	$—		$—			$—		$3,780
Cost of goods sold	1,166	942	—		(37)		6[e]	—		2,202
					131		6[e]
Gross profit	813	859	—		(94)			—		1,578
Operating expenses:
Research and development	416	348	—		—			—		764
Selling, general, and administrative	228	—	99	6[a][1]	(4)		6[e]	—		390
			67	6[a][2]
Marketing and selling	—	99	(99)	6[a][1]	—			—		—
General and administrative	—	67	(67)	6[a][2]	—			—		—
Amortization of intangibles	—	—	—		78		6[e]	—		78
Restructuring and other charges	23	—	39	6[a][3]	—			—		62
Goodwill and intangible asset impairment	—	82	—		(37)		6[h]	—		45
Other operating expense	—	39	(39)	6[a][3]	—			—		—
Total operating expenses	667	635	—		37			—		1,339
Operating income	146	224	—		(131)			—		239
Interest expense	(14)	(36)	—		—			(73)	6[d]	(123)
Other income, net	23	24	—		—			—		47
Income (loss) before income taxes	155	212	—		(131)			(73)		163
Provision (benefit) for income taxes	40	18	—		(28)		6[f]	(15)	6[f]	15
Net income (loss)	$115	$194	$—		$(103)			$(58)		$148
Earnings (loss) per share:
Basic	$0.77									$0.63
Diluted	$0.76									$0.63
Weighted average shares:
Basic	150				84	8				234
Diluted	151				84	8				235

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(In millions, except per share amounts)

	Historical
	Skyworks Solutions, Inc.	Qorvo, Inc.	Reclassification		Merger			Financing		Pro Forma Combined 6[i]
	Twelve Months Ended October 3, 2025	Twelve Months Ended September 27, 2025	transaction accounting adjustments		transaction accounting adjustments			transaction accounting adjustments		October 3, 2025
Net revenue	$4,087	$3,663	$—		$—			$—		$7,750
Cost of goods sold	2,405	2,076	—		(83)		6[e]	—		4,916
					262		6[e]
					256		6[g]
Gross profit	1,682	1,587	—		(435)			—		2,834
Operating expenses:
Research and development	785	737	—		—			—		1,522
Selling, general, and administrative	372	—	229	6[a][1]	157		6[c]	—		965
			167	6[a][2]	50		6[b]
					(10)		6[e]
Marketing and selling	—	229	(229)	6[a][1]	—			—		—
General and administrative	—	167	(167)	6[a][2]	—			—		—
Amortization of intangibles	1	—	—		155		6[e]	—		156
Restructuring and other charges	24	—	105	6[a][3]	—			—		129
Goodwill and intangible asset impairment	—	80	—		(48)		6[h]	—		32
Other operating expense	—	105	(105)	6[a][3]	—			—		—
Total operating expenses	1,182	1,318	—		304			—		2,804
Operating income	500	269	—		(739)			—		30
Interest expense	(27)	(76)	—		—			(146)	6[d]	(249)
Other income, net	54	58	—		—			—		112
Income (loss) before income taxes	527	251	—		(739)			(146)		(107)
Provision (benefit) for income taxes	50	33	—		(105)		6[f]	(31)	6[f]	(53)
Net income (loss)	$477	$218	$—		$(634)			$(115)		$(54)
Earnings (loss) per share:
Basic	$3.09									$(0.22)
Diluted	$3.08									$(0.22)
Weighted average shares:
Basic	154				89	8				243
Diluted	155				89	8				244

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(In millions)

	Historical
	Skyworks Solutions, Inc.	Qorvo, Inc.	Reclassification		Merger		Financing		Pro Forma Combined
	As of April 3, 2026	As of March 28, 2026	transaction accounting adjustments		transaction accounting adjustments		transaction accounting adjustments		As of April 3, 2026
ASSETS
Current assets:
Cash and cash equivalents	$1,413	$1,219	$—		$(2,860)	7[b]	$2,835	7[l]	$2,607
Marketable securities	9	—	—		—		—		9
Receivables, net of allowances	336	382	—		—		—		718
Inventory	886	554	—		243	7[c]	—		1,683
Prepaid expenses	—	37	(37)	7[a][1]	—		—		—
Other receivables	—	16	(16)	7[a][2]	—		—		—
Other current assets	482	98	37	7[a][1]	—		—		633
			16	7[a][2]
Total current assets	3,126	2,306	—		(2,617)		2,835		5,650
Property, plant, and equipment, net	1,188	711	—		—		—		1,899
Operating lease right-of-use assets	182	—	52	7[a][3]	—		—		234
Goodwill	2,177	2,353	—		(2,353)	7[d]	—		6,667
					4,490	7[d]
Intangible assets, net	722	122	—		(122)	7[e]	—		4,365
					3,643	7[e]
Deferred tax assets, net	386	—	131	7[a][4]	(131)	7[f]	—		386
Marketable securities	14	—	—		—		—		14
Long-term investments	—	16	(16)	7[a][5]					—
Other long-term assets	101	318	(52)	7[a][3]	—		—		252
			(131)	7[a][4]
			16	7[a][5]
Total assets	$7,896	$5,826	$—		$2,910		$2,835		$19,467
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$266	$243	$—		$157	7[g]	$—		$666
Accrued compensation and benefits	138	—	121	7[a][6]	50	7[h]	—		326
					17	7[i]
Current portion of long-term debt	500	—	—		—		—		500
Accrued liabilities	—	248	(121)	7[a][6]	—		—		—
			(127)	7[a][7]
Other current liabilities	412	222	127	7[a][7]	—		—		761
Total current liabilities	1,316	713	—		224		—		2,253
Long-term debt	497	1,549	—		(91)	7[j]	2,835	7[l]	4,790
Long-term tax liabilities	97	—	89	7[a][8]	(131)	7[f]	—		795
					740	7[f]
Long-term operating lease liabilities	156	—	40	7[a][9]	—		—		196
Other long-term liabilities	64	219	(89)	7[a][8]	(17)	7[i]	—		137
			(40)	7[a][9]
Total liabilities	2,130	2,481	—		725		2,835		8,171
Commitments and contingencies
Stockholders’ equity:
Common stock	38	3,302	—		(3,302)	7[k]	—		60
					22	7[b]
Additional paid-in capital	175	—	—		5,715	7[b]	—		5,890
Retained earnings	5,558	39	—		(39)	7[k]	—		5,351
					(157)	7[g]
					(50)	7[h]
Accumulated other comprehensive loss	(5)	4	—		(4)	7[k]	—		(5)
Total stockholders’ equity	5,766	3,345	—		2,185		—		11,296
Total liabilities and stockholders’ equity	$7,896	$5,826	$—		$2,910		$2,835		$19,467

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.            Description Of Transactions

On October 27, 2025, Skyworks, Qorvo, Merger Sub I and Merger Sub II entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, (a) Merger Sub I will merge with and into Qorvo, with Qorvo continuing as the Surviving Corporation, and (b) immediately following the First Merger and as the second step in a single integrated transaction with the First Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II continuing as the Surviving Company and a wholly-owned subsidiary of Skyworks.

At the effective time of the First Merger (the “Effective Time”), each share of Qorvo common stock issued and outstanding immediately prior to the Effective Time, except for shares held by Skyworks or Qorvo, or their direct or indirect subsidiaries (other than, with respect to shares held by Skyworks, Qorvo, Merger Sub I, or Merger Sub II, shares held on behalf of third parties), will be converted automatically into the right to receive (i) 0.960 shares (the “Exchange Ratio”) of Skyworks common stock, without interest, and (ii) $32.50 in cash, without interest (the “Per Share Cash Amount”), subject to applicable withholding taxes (collectively, the “Merger Consideration”).

2.            Basis Of Presentation

The Pro Forma Financial Statements were prepared on the basis that Skyworks, assuming receipt of the requisite regulatory approvals and completion of the Mergers, will account for the Mergers as a purchase of Qorvo using the acquisition method pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations. Under the acquisition method, the assets and liabilities of Qorvo are recorded at their fair value at the effective time of the Mergers. In addition, the total consideration, measured at the market price at the Effective Time, is allocated to the tangible and intangible assets acquired and liabilities assumed. Fair value is defined in ASC 820, Fair Value Measurements, as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. Once requisite regulatory approvals are received, Skyworks will consolidate Qorvo prospectively.

The transaction accounting adjustments to the Pro Forma Financial Statements are preliminary and have been made solely for the purpose of presenting the Pro Forma Financial Statements, which are necessary to comply with applicable disclosure and reporting requirements. The allocation of the estimated consideration is pending finalization of various estimates, inputs, and analyses. Since these Pro Forma Financial Statements were prepared based on preliminary estimates of consideration and fair values attributable to the purchase of Qorvo, the actual amounts eventually recorded for the purchase accounting, including the identifiable goodwill, may differ materially from the information presented.

The Pro Forma Financial Statements were prepared from and should be read in conjunction with:

•	The Consolidated Financial Statements of Skyworks, as included in Skyworks’ Annual Report on Form 10-K for the fiscal year ended October 3, 2025;

•	The Unaudited Interim Consolidated Financial Statements of Skyworks, as included in Skyworks’ Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2026;

•	The Consolidated Financial Statements of Qorvo for the fiscal years ended March 28, 2026 and March 29, 2025, as included in Qorvo’s Annual Report on Form 10-K for the fiscal year ended March 28, 2026 and March 29, 2025; and

•	The Unaudited Interim Condensed Consolidated Financial Statements of Qorvo for the quarterly periods ended September 27, 2025 and September 28, 2024, as included in Qorvo’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2025 and September 28, 2024.

The Pro Forma Financial Statements include adjustments necessary to be consistent with GAAP and in accordance with Regulation S-X Article 11. The Pro Forma Statements of Operations give effect to the Mergers as if they occurred on September 28, 2024. The Pro Forma Balance Sheet gives effect to the Mergers as if they had occurred on April 3, 2026.

The Pro Forma Financial Statements do not include adjustments to reflect any potential costs that may be incurred in connection with actions required by regulatory or governmental authorities for regulatory approvals and clearances of the Mergers, including divestitures or concessions; anticipated benefits, including synergies, cost savings, innovation, and operational efficiencies; or potential post-merger costs, such as restructuring and integration charges. Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal, valuation, and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred.

The Pro Forma Financial Statements are based on various adjustments and assumptions and are not necessarily indicative of what the combined statements of operations or financial position would have actually been had the transaction accounting adjustments been completed as of the dates indicated. Further, the Pro Forma Financial Statements do not purport to project the future financial position or results of operations of the Combined Company after the Mergers, which may differ materially and adversely from the Pro Forma Financial Statements.

3.            Significant Accounting Policies

At this time, Skyworks is not aware of any differences in accounting policies that would have a material impact on the Pro Forma Financial Statements. The known differences in classifications were included in the transaction accounting adjustments described in Notes 6 and 7 under the heading “Reclassification adjustments”. Following the Mergers, Skyworks will conduct a review of Qorvo’s accounting policies in an effort to determine if there are any material differences that require reclassification of Qorvo’s revenues, expenses, assets, or liabilities to conform with Skyworks’ accounting policies and classifications. As a result of that review, Skyworks may identify differences between the accounting policies and classifications of the two companies that, when conformed, could have a material impact on the Pro Forma Financial Statements.

4.            Estimate Of Consideration Expected To Be Transferred

The Mergers described in Note 1 of these Pro Forma Financial Statements are anticipated to result in the following estimated merger consideration (in millions):

Consideration Transferred [a]:
Estimated cash consideration	[b]	$2,860
Estimated fair value of Skyworks common stock to be issued	[c]	5,643
Estimated fair value of assumed Qorvo equity awards attributable to pre-combination services	[d]	94
Total estimated merger consideration		$8,597

Total estimated cash consideration		$2,860
Total estimated equity consideration		5,737
Total estimated merger consideration		$8,597

The following descriptions are provided for general information, do not purport to be complete, and are qualified in their entirety by reference to the full text of the Merger Agreement.

[a]	The total estimated merger consideration does not purport to represent the actual value of the Merger Consideration that will be received by Qorvo shareholders and employees after the Mergers are completed.

The value of the Skyworks common stock to be issued in the Mergers is estimated at $66.78 per share, which is the closing stock price on May 8, 2026, a date that was in reasonable proximity to the filing date of these Pro Forma Financial Statements. The actual value of the Merger Consideration will be based on the closing price of Skyworks common stock at the Effective Time.

The number of issued and outstanding shares of Qorvo common stock was estimated at 88,013,673 based on the shares outstanding on May 1, 2026. The actual Merger Consideration will be based on the actual Qorvo common stock outstanding as of immediately prior to the closing of the Mergers.

An increase or decrease of 10% in the price of Skyworks common stock would cause approximately a $574 million increase or decrease in the estimated value of the total consideration, which would correspondingly increase or decrease the estimated value of goodwill.

[b]	Each share of Qorvo common stock outstanding will also receive $32.50 in cash, without interest, subject to applicable withholding taxes.

[c]	Each share of Qorvo common stock outstanding will receive 0.960 share of Skyworks common stock.

[d]	At the Effective Time, each outstanding Qorvo restricted stock unit (each, a “Qorvo RSU Award”) that is (A) vested but not yet settled as of immediately prior to the Effective Time, (B) by its terms becomes vested in all respects as a result of the occurrence of the Closing or (C) is held by a non-employee member of the Qorvo board of directors (“Qorvo Board”) as of immediately prior to the Effective Time (collectively, the “Accelerated Qorvo RSUs”), shall be cancelled in consideration for the right to receive (1) the Merger Consideration in respect of each share of Qorvo common stock that was subject to such Accelerated Qorvo RSU immediately prior to the Effective Time and (2) an amount in cash equal to all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Accelerated Qorvo RSU (collectively, the “Accelerated RSU Consideration”). The number of shares of Qorvo common stock subject to any Accelerated Qorvo RSUs that remains subject to performance-based vesting conditions as of immediately prior to the date on which the closing of the Mergers occurs (the “Closing Date”) (i.e., any Qorvo RSU Award for which the level of performance vesting has not yet been determined) shall be determined by assuming, in respect of such Qorvo RSU Award, achievement at target performance (except that such number for each holder with an individual agreement (each, an “Individual Agreement”) shall be determined by assuming achievement at the greater of (I) target performance and (II) actual performance as of immediately prior to the Effective Time as determined in good faith by the Compensation Committee of the Qorvo Board).

At the Effective Time, each Qorvo RSU Award that is outstanding immediately prior to the Effective Time, other than an Accelerated Qorvo RSU, without any action on the part of Skyworks, Qorvo or the holder thereof, shall be assumed by Skyworks and converted automatically into and become a restricted stock unit award covering shares of Skyworks Common Stock (each, an “Adjusted RSU Award”), on the same terms and conditions as were applicable under the Qorvo RSU Award as of immediately prior to the Effective Time (except as set forth in Section 3.2(a)(ii) of the Merger Agreement and other than performance-based vesting conditions, which shall not apply following the Effective Time, with dividend equivalents continuing to accrue in respect of such Adjusted RSU Awards and with all accrued dividend equivalents (whether accrued prior to, at or after the Effective Time) paid at the time that such Adjusted RSU Award is settled), except that the number of shares of Skyworks common stock subject to the Adjusted RSU Award as of the Effective Time will be determined by multiplying (A) the number of shares of Qorvo common stock subject to the corresponding Qorvo RSU Award immediately prior to the Effective Time by (B) an amount equal to the sum of (i) the Exchange Ratio, plus (ii) the quotient obtained by dividing the Per Share Cash Amount by the volume weighted average trading price of Skyworks common stock on Nasdaq for the five (5) consecutive trading days ending on the trading day immediately preceding the Closing Date, as calculated by Bloomberg L.P. (such amount, the “Conversion Ratio”), with any fractional shares in the resulting product rounded to the nearest whole share. The number of shares of Qorvo common stock subject to any Qorvo RSU Award that remains subject to performance-based vesting conditions as of immediately prior to the Closing Date, including any accrued but unpaid dividend equivalents thereon (i.e., any Qorvo RSU Award for which the level of performance vesting has not yet been determined), shall be determined by assuming, in respect of such Qorvo RSU Award, achievement at target performance (except that such number for each holder with an Individual Agreement shall be determined by assuming achievement at the greater of (1) target performance and (2) actual performance as of immediately prior to the Effective Time as determined in good faith by the Compensation Committee of the Qorvo Board). In the event of a termination of employment of any holder of an Adjusted RSU Award by Skyworks, the Surviving Company or one of their affiliates without “cause” or by such holder with “good reason” (as defined in the applicable Qorvo Stock Plan or award agreement), in each case within the eighteen (18)-month period following the Closing Date, any such Adjusted RSU Award(s) held by such holder shall accelerate and vest in full. For the avoidance of doubt, any unpaid dividend equivalents accrued in respect of an Adjusted RSU Award shall be paid at such time as the Adjusted RSU Award vests and settles.

The portion of Qorvo equity awards attributable to pre-combination and post-combination service is estimated based on the ratio of the service period rendered as of May 1, 2026 to the total service period. The fair value of awards attributed to pre-combination service was recognized as a component of the purchase price. For the purpose of these Pro Forma Financial Statements, we assumed that all outstanding Qorvo RSU Awards and performance goals applicable to Qorvo RSU Awards that are subject to performance-based vesting conditions (each, a “Qorvo PBRSU Award”) on May 1, 2026, were outstanding at the effective time of the Mergers and each Qorvo PBRSU Award was converted to Skyworks stock unit awards based on the target level of performance.

Qorvo’s outstanding equity awards, and certain of Skyworks’ outstanding equity awards, include a provision for acceleration of vesting in certain circumstances involving termination in connection with a change in control. No adjustments have been made to the Pro Forma Financial Statements as a result of this provision, as Skyworks cannot currently predict the nature and extent of terminations to be made in connection with the Mergers.

5.            Estimate Of Assets To Be Acquired And Liabilities To Be Assumed

Under the acquisition method of accounting, Qorvo’s identifiable assets acquired and liabilities assumed by Skyworks will be recorded at the acquisition date fair values and added to those of Skyworks. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and are prepared to illustrate the estimated effect of the transactions contemplated by the Merger Agreement (the “Transactions”). The final determination of the purchase price allocation will be completed as soon as practicable after the completion of the Transactions and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the Pro Forma Financial Statements. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in material changes to the estimates of fair value set forth below.

The purchase price allocation is preliminary and will change as a result of several factors, including the finalization of the fair value measurement of assets acquired and liabilities assumed. The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Skyworks at the effective time of the Mergers, reconciled to the preliminary Merger Consideration (in millions):

		Estimated Fair Value
Cash and cash equivalents		$1,219
Receivables, net of allowances		382
Inventory	[a]	797
Other current assets		151
Property, plant, and equipment, net	[b]	711
Intangible assets, net	[c]	3,643
Long-term investments		16
Other long-term assets	[a]	187
Accounts payable and other current liabilities		(713)
Long-term debt	[a]	(1,458)
Other long-term liabilities	[a]	(828)
Total identifiable net assets		$4,107
Estimated purchase price		8,597
Estimated goodwill	[d]	$4,490

[a]	Balances represent the estimated fair value of tangible assets acquired and liabilities assumed. These estimates are based on a preliminary valuation performed as of April 3, 2026, and are subject to further review by management. See Note 7 below for a further explanation of the assumptions related to the fair value estimates made.

[b]	Property, plant, and equipment, net—The carrying value of Qorvo’s property and equipment was used in the preliminary purchase price allocation, and no adjustments were made to the unaudited pro forma condensed combined balance sheet. Adjustments may be required when additional information is obtained and a more detailed review is performed over the fair value of property and equipment. The actual amounts recorded when the Mergers are completed may differ materially from the current book value of property and equipment.

[c]	Intangible assets, net—Estimated fair value as of the Pro Forma Balance Sheet date was comprised of (in millions):

Intangible Asset	Estimated Useful Life	Approximate Fair Value
Technology based intangibles	8	$2,093
Customer-based intangibles	10	1,550
Total		$3,643

[d]	Estimated Goodwill—Represents the excess of the preliminary estimated Merger Consideration over the estimated fair value of the underlying net assets acquired. Goodwill will not be amortized but instead will be reviewed for impairment annually on the first day of the fourth fiscal quarter, or more frequently if facts and circumstances warrant a review. Goodwill is attributable to the assembled workforce of Qorvo, planned growth in new markets, and synergies expected to be achieved from the combined operations of Skyworks and Qorvo. Goodwill recognized in the Merger is not expected to be deductible for tax purposes.

6.            Pro Forma Statement Of Operations Accounting Adjustments

[a]	Reclassification adjustments—Certain reclassification transaction accounting adjustments were made to the Pro Forma Statements of Operations to make the presentation conform to the presentation adopted by Skyworks.

[1]	Revised the presentation of Qorvo’s marketing and selling expense in the amount of $99 million and $229 million to selling, general, and administrative for the six months ended March 28, 2026 and twelve months ended September 27, 2025, respectively.

[2]	Revised the presentation of Qorvo’s general and administrative expense in the amount of $67 million and $167 million to selling, general, and administrative for the six months ended March 28, 2026 and twelve months ended September 27, 2025, respectively.

[3]	Revised the presentation of Qorvo’s other operating expense in the amount of $39 million and $105 million to restructuring and other charges for the six months ended March 28, 2026 and twelve months ended September 27, 2025, respectively.

[b]	Retention cash bonuses—Related to the Mergers, Qorvo and Skyworks have each established retention cash bonus programs for its respective employees. While the Skyworks retention program includes that grants to certain individuals, if any, will be in the form of equity, certain details of the plans have yet to be determined, and the entire program is assumed to be cash awards for purposes of the Pro Forma Financial Statements. For the purposes of the Pro Forma Statements of Operations, the compensation and benefits expense reflects the maximum amount payable under the retention cash bonus programs and was assumed to be amortized completely in the twelve months ended October 3, 2025.

[c]	Merger costs—Reflects the total estimated transaction costs for Skyworks that have not yet been recognized in the statement of operations for the twelve months ended October 3, 2025. Transaction costs are expensed as incurred and reflected as if incurred on September 28, 2024, and the date the Transactions are assumed to have been completed for the purposes of the Pro Forma Statements of Operations. This is a non-recurring item.

[d]	Interest expense—For the purposes of these Pro Forma Financial Statements, we assume the entire cash consideration will be funded through new debt; however, we expect cash consideration will be funded through a combination of new debt and cash accumulated through cash provided by operating activities. The Pro Forma Statements of Operations assume that Skyworks funded the entire cash consideration through the issuance of new debt as of September 28, 2024, a reasonable interest rate of 5%, and issuance costs of $25 million that will be amortized over an assumed life of 10 years.

A hypothetical increase or decrease of 0.125% in the assumed interest rate would result in a $4 million increase or decrease in the estimated annual interest expense.

If $1 billion of cash is accumulated before the Effective Time and the amount of debt used to cover the cash consideration is correspondingly reduced, assuming an interest rate of 5%, the estimated annual interest expense would decrease $50 million.

[e]	Amortization expense—Represents the adjustment to record elimination of historical amortization expense and recognition of new amortization expense related to identifiable intangible assets based on the estimated fair value. Amortization expense is calculated based on the estimated fair value of each of the identifiable intangible assets and the associated estimated useful lives as discussed in Note 7(e) below, and is allocated between amortization of acquisition-related intangible assets – cost of goods sold and selling, general, and administrative expense based on the nature of activities associated with the intangible assets acquired.

[f]	Provision for income taxes—The estimated transaction accounting adjustments to income tax benefit relates primarily to the decrease in income before income taxes in the statement of operations for the six months ended April 3, 2026 and twelve months ended October 3, 2025, and the corresponding income tax benefit is recognized for the respective period presented. A blended statutory tax rate of approximately 15% is assumed for the amortization of intangible assets, and a blended statutory tax rate of approximately 18% is assumed for all other pro forma adjustments. The applicable blended statutory tax rates are based on the jurisdictions in which the assets are located and are not necessarily indicative of the effective tax rate of Skyworks following the transactions, which could be significantly different depending on post-acquisition activities, including the geographical mix of income.

[g]	Amortization of inventory step-up—Based on estimated inventory turnover, the inventory step-up fair value adjustment was assumed to be amortized completely in the twelve months ended October 3, 2025.

[h]	Goodwill Impairment—Represents the elimination of historical goodwill impairment of $37 million and $48 million recorded by Qorvo during the six months ended March 28, 2026 and twelve months ended September 27, 2025, respectively. Qorvo's historical goodwill is eliminated and replaced with goodwill resulting from the preliminary purchase price allocation. Accordingly, the historical goodwill impairment charge is no longer applicable and has been eliminated.

[i]	Anticipated benefits and transaction related charges—The Pro Forma Financial Statements do not include adjustments to reflect any potential costs that may be incurred in connection with actions required by regulatory or governmental authorities for regulatory approvals and clearances of the Mergers, including divestitures or concessions; anticipated benefits, including synergies, cost savings, innovation, and operational efficiencies; or potential post-transaction costs, such as restructuring and integration charges.

7.            Pro Forma Balance Sheet Accounting Adjustments

[a]	Reclassification adjustments—Certain reclassification transaction accounting adjustments were made to the Pro Forma Balance Sheet to make the presentation conform to the presentation adopted by Skyworks.

[1]	Reclassified Qorvo’s prepaid expenses to other current assets in the amount of $37 million as of April 3, 2026.

[2]	Reclassified Qorvo’s other receivables to other current assets in the amount of $16 million as of April 3, 2026.

[3]	Reclassified a portion of Qorvo’s other long-term assets to operating lease right-of-use assets in the amount of $52 million as of April 3, 2026.

[4]	Reclassified a portion of Qorvo’s other long-term assets to deferred tax assets, net in the amount of $131 million as of April 3, 2026.

[5]	Reclassified Qorvo’s long-term investments to other long-term assets in the amount of $16 million as of April 3, 2026.

[6]	Reclassified a portion of Qorvo’s accrued liabilities to accrued compensation and benefits in the amount of $121 million as of April 3, 2026.

[7]	Reclassified the remaining portion of Qorvo’s accrued liabilities to other current liabilities in the amount of $127 million as of April 3, 2026.

[8]	Reclassified a portion of Qorvo’s other long-term liabilities to long-term tax liabilities in the amount of $89 million as of April 3, 2026.

[9]	Reclassified a portion of Qorvo’s other long-term liabilities to long-term operating lease liabilities in the amount of $40 million as of April 3, 2026.

[b]	Consideration—Represents the total Merger Consideration of $8,597 million, consisting of (i) cash consideration of $2,860 million, (ii) issuance of approximately 84,500,000 shares of Skyworks common stock with an estimated fair value of $5,643 million, and (iii) issuance of approximately 1,411,000 Skyworks restricted stock unit awards with an estimated fair value of $94 million attributable to pre-combination services. The calculation of preliminary Merger Consideration is based on 88,013,673 shares of Qorvo common stock outstanding as of May 1, 2026.

[c]	Inventory—Raw material inventory is measured at fair value (current replacement cost), which is estimated to be the current carrying value. Work-in-process inventory is estimated at the fair market value, which is the estimated selling price less the sum of (a) costs to complete the manufacturing process, (b) costs of selling effort, and (c) a reasonable profit margin for the completion of the manufacturing process and selling effort. Finished goods inventory is estimated at the fair market value, which is the estimated selling price less the sum of (a) costs of selling effort, and (b) a reasonable profit margin for the selling effort.

[d]	Goodwill—Represents the adjustment to eliminate Qorvo’s historical goodwill balance and estimate the goodwill value acquired in the transaction based on the preliminary purchase price allocation, as further described in Note 5.

[e]	Intangible assets, net—Represents the adjustments to eliminate Qorvo’s historical net intangible assets carrying value and estimate the fair value of intangible assets acquired in the Transactions. Preliminary identifiable intangible assets in the Pro Forma Financial Statements are provided in the table above. The amortization related to these identifiable intangible assets is reflected as a transaction adjustment in the Pro Forma Statements of Operations, as further described in Note 5. The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions.

[f]	Deferred income taxes—Represents the adjustment to the deferred tax assets and the deferred tax liability balance associated with the incremental differences in the book and tax basis created from the preliminary purchase price allocation, primarily resulting from the preliminary fair value of intangible assets. Deferred taxes are established based on a blended statutory tax rate based on jurisdiction where income is generated. The effective tax rate of Skyworks following the Transactions could be significantly different (even higher or lower) depending on post-acquisition activities, including the geographical mix of income. This determination is preliminary and subject to change based upon the final determination of the closing date fair value, primarily of the identifiable intangible assets.

[g]	Merger costs—A transaction accounting adjustment was made for the estimated $157 million in merger costs to be incurred by Skyworks. The adjustment was assumed to be recorded in accounts payable as of April 3, 2026.

[h]	Retention cash bonuses—Related to the Mergers, Skyworks and Qorvo have each established retention cash bonus programs for its respective employees. While the Skyworks retention program includes that grants to certain individuals, if any, will be in the form of equity, certain details of the programs have yet to be determined, and the entire program is assumed to be cash awards for purposes of the pro forma financial statements. Awards under Skyworks’ program vest 50% at closing and 50% six months thereafter, and awards under Qorvo’s program vest 60% at closing and 40% six months thereafter. For the purposes of this Pro Forma Balance Sheet, the accrued compensation and benefits reflects the maximum amount payable under the retention bonus programs.

[i]	Deferred compensation—Qorvo has a non-qualified deferred compensation plan that requires a lump-sum payout upon change in control at the election of the eligible employees and members of the Qorvo’s board. The Transaction Accounting adjustment of $17 million relates to the portion of deferred compensation obligation that is being paid out as a result of the change in control.

[j]	Debt—Represents the net adjustment to the estimated fair value of Qorvo’s senior notes assumed in connection with the transactions, based on the aggregate principal amount of such senior notes as of May 20, 2026.

[k]	Historical shareholders’ equity—The historical shareholder’s equity of Qorvo will be eliminated as part of the Mergers.

[l]	Debt—For the purposes of these Pro Forma Financial Statements, we assume the entire cash consideration will be funded through new debt of $2,860 million; however, we expect cash consideration will be funded through a combination of new debt and cash accumulated through cash provided by operating activities. The financing transaction adjustment, which includes issuance and liability management costs of $25 million assumed to be paid in cash, was assumed to be recorded on April 3, 2026, for this Pro Forma Balance Sheet.

8.            Pro Forma Earnings Per Share

The combined basic and diluted earnings per share for the periods presented are based on the combined weighted average basic and diluted common stock of Skyworks and Qorvo. As of the beginning of the periods presented, the historical weighted average basic and diluted shares of Qorvo were assumed to be replaced by the common stock issued and share settlement of stock-based compensation by Skyworks at the effective time of the Mergers as discussed in Note 4. The number of issued and outstanding shares of Qorvo common stock was estimated at 88,013,673 based on the shares outstanding on May 1, 2026. Each share of Qorvo common stock outstanding will receive 0.96 share of Skyworks common stock, yielding a pro forma adjustment of 84,493,126 shares of basic and diluted earnings per share.